UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

Commission File Number: 001-39339

HITEK GLOBAL INC.

Unit 304, No. 30 Guanri Road, Siming District,

Xiamen City, Fujian Province, People’s Republic of China
+86 592-5395967

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On March 31, 2023, Hitek Global Inc. (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Pacific Century Securities, LLC and R.F. Lafferty & Co., Inc., as the representatives (the “Representatives”) of the underwriters named on Schedule A thereto, relating to the Company’s initial public offering (the “IPO”) of 3,680,000 ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), including 480,000 Ordinary Shares issuable upon the full exercise of the underwriters’ over-allotment option.

On April 4, 2023, the Company closed the IPO. The Company completed the IPO pursuant to its post-effective amendment to the registration statement on Form F-1 (File No. 333-228498), which was initially filed with the Securities and Exchange Commission (the “SEC”) on November 20, 2018, as amended, and declared effective by the SEC on March 30, 2023. The Ordinary Shares were priced at $5.00 per share, and the offering was conducted on a firm commitment basis. The Ordinary Shares were approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “HKIT” on March 31, 2022.

In connection with the IPO, the Company issued a press release on March 31, 2023 announcing the pricing of the IPO and a press release on April 4, 2023 announcing the closing of the IPO, respectively.

The Underwriting Agreement is attached hereto as Exhibit 10.1 and is incorporated by reference herein. The foregoing summary of the terms of the Underwriting Agreement is subject to, and qualified in its entirety by, such document.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Number	Description of Exhibit
10.1	The Underwriting Agreement by and among the Company, Pacific Century Securities, LLC and R.F. Lafferty & Co., Inc.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HITEK GLOBAL INC.

Date: April 5, 2023	By:	/s/ Xiaoyang Huang
Xiaoyang Huang
Chief Executive Officer

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